

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2020

William Cai
Partner
Wilshire Phoenix Funds LLC
2 Park Avenue, 20th Floor
New York, NY 10016

> **Re: United States Gold & Treasury Investment Trust**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 8, 2020**
> **File No. 333-235913**

Dear Mr. Cai:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 10, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary, page 3

1.  We note your response to comment 5 and your revised disclosure that Shareholders will bear expenses associated with rebalancing the Trust's investments in Physical Gold and T-Bills, which will vary depending on the daily volatility of the LBMA Gold Price PM and volatility measures of the U.S. equity markets. We respectfully understand that you cannot be certain of rebalancing costs. Please revise your disclosure to include an estimate of anticipated rebalancing costs.

Risk Factors
Shareholders do not have the rights enjoyed by investors in certain other vehicles, page 16

2.    We note your response to comment 13 and your revised disclosure on page 37 that, "if the vote or consent of any Shareholder is solicited by the Managing Owner...the vote or consent of each Shareholder so solicited shall be deemed conclusively to have been cast or granted as requested in the notice of solicitation, unless the Shareholder expresses written objection to the vote or consent within the time period and in the manner provided for in the notice or in the Trust Agreement."  Please revise to include robust risk factor disclosure associated with this negative consent provision and how it may impact investors or tell us why you believe additional disclosure is not necessary.

General

3.    Under an appropriately captioned heading, please revise your disclosure to clarify who will be responsible for verifying the Trust's holdings of Physical Gold.

4.    We note your revised risk factor disclosure on page 14 addressing the effects of COVID-19 on the global economy, the markets and the Trust's service providers.  Please further update your Summary and Risk Factor sections, and throughout the document as applicable, to more specifically address what is occurring in the market today, and in particular the gold market, and how this could impact an investment in the Trust.

     You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or Michael Volley, Staff Accountant, at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters.  Please contact David Lin, Staff Attorney, at (202) 551-3552 or Sandra Hunter Berkheimer, Legal Branch Chief, at (202) 551-3758 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance